Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: December 14, 2021

The following is a transcript of the Analyst Day Presentation by EO Charging on December 14, 2021:

Miles Freeman:

Good morning and good afternoon, everyone. Welcome to EO Charging’s investor and analyst day. I’m Miles Freeman, marketing director at EO. And I’m pleased to be joined by other members of the EO and FRSG executive teams. In terms of format for today, the first half of the event will include prepared remarks from the team and we’ve reserved the second half of the event for Q&A from analysts. We’d ask the analysts wait until this point to ask any questions. And we’ll give you instructions later in the call on how to do so. We would remind you all that today’s event is being recorded. I’m happy to introduce the following executive members you’ll be hearing from today. Charlie Jardine, CEO of EO Charging, Karen Tew, CFO of EO Charging, Sam Steele, director of business development at EO Charging, Keith Watson, head of eBus at EO Charging and Tim Weaver and Austin Hausmann, co-presidents of the Americas of EO Charging.

Before we keep things off, just a few brief disclosures. This call may contain forward-looking statements including but not limited to EO Charging and FRSG’s expectations or predictions on financial and business performance and conditions, product development and performance and expectations or assumptions in consummating the business combination between the parties and product development and performance. This includes but is not limited to the timing of development milestones, competitive and industry outlook, and the timing and completion of the business combination. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance.

I encourage you to read the current report on Form 8-K filed today and FRSG’s filing with the SEC for a discussion of the risks that can affect the business combination, EO Charging’s business and the business of the combined company after completion of the proposed business combination. FRSG and EO Charging are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. With that, I’d like to hand the call over to Charlie Jardine, CEO of EO Charging.

Charlie Jardine:

Thanks, Miles. Welcome, everyone. I’m Charlie Jardine, CEO and founder at EO Charging. Hopefully you know about us. If not, EO Charging is Europe’s leading provider of turnkey charging solutions to electric vehicle fleets. Fleet to us means charging vans, trucks and buses in depots, but also cars and vans on the driveways of employees. And we’re providing these turnkey solutions, which I’ll explain later on in the presentation. We’re really excited to have you. We look forward to walking you through where EO’s got to, where we’re headed next year and also the financials. Our ambition is to become the global leader in charging electric vehicle fleets and our partnership with FRSG and the pending SPAC transaction allows us the capital to go out and build the global leader. Before I walk you through some slides, I wanted to show you a short video about EO Charging.

[video plays]

Love it. So yeah, look, EO exists to give people power and independence of a petrol and diesel filled future. And of course, EO’s focus very much on the fleet segment. So fleet means to us vans, trucks, buses in depots and cars and bands in the driveways of employees. If we go to the next slide, I want to share with you why we believe EO is different. So I’m sure you’ve seen a number of other companies either in the SPAC process or have successfully de-SPAC’ed.

Now these charging companies have historically focused on public charging. So they might be CPOs, charge point operators who are financing and installing charging stations in public places like petrol forecourts or public car park or even on the street. EO doesn’t do that. EO is a manufacturer of charging stations. We have our own AC products, but more than that, EO is this turnkey solutions provider, again very much focused on the fleet segment. Fleet of course, it includes that turnkey solution because this is now a mission-critical infrastructure. These fleets like Amazon, DHL, Tesco, Go-Ahead Group, they’re all reliant on EO Charging to keep their vehicles moving, delivering people, parcels and food. Our relationship with the customer starts typically at the point at which the business makes a commitment to have a fully electric fleet by 2025, 2030 or 2035. And we’re very much focused on working with the customer as they think about this transition.

Whilst we’re not providing the vehicles, or at least not yet, we’re focused on the infrastructure piece. And what we’re trying to understand from these customers are how many vehicles are they looking to get next year? What’s the plan for five years’ time? What’s the plan for 10 years’ time? And at a site level, we want to know exactly how many hours these vehicles park up for. We want to know the size of the power supplies going into the depots. And what we’re trying to do is provide this consultation type approach, which ultimately helps us create a solution for the customer, which includes the hardware, the installation, the grid connection and then the ongoing software and service that, again, allows their fleet to run reliably and successfully. With that model, we find the business model highly attractive. You get upfront significant revenues from the infrastructure, the grid, the installation piece. And of course, with the global transition to an electric fleet, this is a massive tailwind that EO is perfectly well-positioned to capitalize on.

As well as the out-front revenue and chunky projects, we have the ongoing revenues through the software and service. And as you’ll find out in today’s presentation, you’ll see we’re really integrating our software and service deep into the hearts of these business’s operations, making the platform itself extremely sticky and buying that long-term relationship with these customers.

If we jump to the next slide again, our advantage is that we are focused on fleet from day one. We didn’t go out and build a public charging business and now are looking to pivot into fleet. We very much built the business from day one to focus on fleets. You’ll see in the products later on in the presentation, that EO’s focused both on hardware and on software, is all fleet, whether it’s return to home or whether it’s return to the depot. EO again, is being built from day one to focus on that specific niche, which now is probably the most exciting part of the market.

If we go to the next slide, I’ll talk you through this turnkey solution in greater detail. So I touched on that upfront, but that consultation piece is really important. Yeah, we want to know exactly how these fleets operate. We want to know how many vehicles on day one versus the plan over the next five to 10 years. And as we think about our existing customers, some of these customers are now deploying 200+ vehicles in a single location. That is a significant amount of energy that these fleets need to refuel.

And so what we do is we go into the depot. We look at again, the size of the power supply going to the site. We look at the 12-month energy consumption data on a half hourly basis. And we analyze ultimately is it feasible to go electric? Of course, the answer is always yes, but at what cost? And so our job is to advise them on the right kind of charging. Is it AC level 2 or is it DC level 3 charging? How many charging stations can they successfully deploy inside the depot before we need to deploy load management technology? Or how many charging stations can we install before we actually need to go and upgrade the grid? Of course, what we’re trying to do is mitigate the need to upgrade the grid, because that typically is the most expensive and time-consuming part of the job.

That consultation, again, leads to a proposal. And so from an EO point of view, our value add is bringing all of the components together and creating this one-stop shop. In-house, we have our own design capabilities. We have our own electrical engineers who are designing the way these installations work inside the depot. We then have project management capability where we’re managing subcontract installation partners, subcontract maintenance providers and subcontract SLA providers. Maintenance is go to site once or twice per year to check the health and safety of equipment. SLA provider is an engineer, a partner, that gets the site within an agreed timeframe.

So we can dispatch an engineer to any site within Europe, any depot within Europe, within 90 minutes. And so what these free operators are buying from us is, again, the end-to-end solution that culminates in network uptime, its reliable infrastructure, and we are signing up to uptime guarantees to ensure that reliability of service. We have a product that we’ll talk about later called EO Hub. We like to think of it as the brain of the depot. It typically sits by the incoming supply to the site. It looks at how much power is the building and the machinery currently using and therefore how much power is currently available to distribute to the charging stations. With that, of course, with what we’re trying to do is use the power they’ve got more efficiently and avoid having to go and upgrade the grid. And that hub is, again, a really key component to our transition as a business toward being very much software and service-led.

Software, again, we’ll talk about shortly, but the main principle behind the platform is to present both charging and vehicle data in one central dashboard and give fleet and site managers the ability to monitor and manage their vehicle charging. What they really want to know is, “Are my vehicles plugged in? Are they charging? And are they going to be ready by the morning?” And that’s what the platform does. Linked to that of, course, is tools around energy management. And with integrations into telematics. We can see what’s the state of charge of the battery when the vehicle plugs in, what time does it need to leave tomorrow and how much electricity does it need to go and do tomorrow’s shift. And we’ve got all the tools to actually distribute power to the vehicles to ensure they’re ready by the morning, but at the cheapest price.

And to complement that, of course, this is only successful if we deliver uptime and that’s where our 24/7, 365 network operations center monitors all of our charging stations within our customer’s depots, and when it goes wrong, tries to diagnose and fix the fault remotely before dispatching the engineer to site within 90 minutes. We go to the next slide, there’s a short video about our software capabilities.

[video plays]

Talk a lot about return to depot. And again, you’ll hear from Sam Steele shortly about our involvement with the Amazon program, being the largest van and truck electrification program in history. We also work with return to home fleets, so for example, Mitie. Mitie is a facilities management company based in the UK. And they have almost 2,000 vans and cars that go back to employees driveways. Now in the same way as we talk about the depot, the return to home fleets need a charger, installation, software and service. It’s equally mission-critical infrastructure and it must work. So again, EO has built a return to home fleet solution that takes everything we built for the depot and brings it back into the homeowner’s driveway.

On the software side, the key to home charging for fleets is the reimbursement piece. So if I’m a driver, I now given an EV, I take it back to my driveway, I plug in to a charger and I use my own energy, I want to be reimbursed for that energy. So EO’s built a reimbursement tool that allows fleets, businesses to reimburse their employees for charging at home. In the same way not everyone can charge on their driveway and not everyone can charge at the depot and so charging on the go is an important part. And so EO’s built a EO charge card that grants drivers access onto the public charging network, and in the same way as the home charging description, allows drivers to use public chargers and be reimbursed for charging on the go.

[inaudible] go to the next slide. One more. We talk in a second about some of our customers, but here you’ve got a really nice illustration of whilst its fleet, actually quite a broad subset of customers across vans, trucks, buses and even cars when we’re talking about return to home fleet. I want to introduce to Sam Steele, who’s our business development director, who will talk to you about the work we’re doing with food fleets and parcel fleets.

Sam Steele:

Thanks, Charlie. So as you’ve just heard, EO’s core focus is supporting fleets to electrify by delivering our turnkey proposition. So I’m just going to introduce you to a few of our customers and use their case studies to demonstrate how we’re integrating the core parts of our value chain into their daily operations. So if we move to the next slide, the first one that I’ll introduce you to is Tesco. So Tesco is the UK’s largest food retailer and actually the world’s third largest retailer. So we’ve secured a three-year depot charging partnership with Tesco, which actually includes all of EO’s turnkey proposition elements. So far, we’ve delivered 200 AC chargers and five DC charges in 2021. And as you’ve heard, understanding exactly the needs of each individual depot is really important.

So we’ve just completed our fleet telematics and energy consumption analysis on all of their sites for 2022. And the purpose of this analysis is to determine the exact type of charging infrastructure they need on a site by site basis, as well as how we need to configure some of our load management technology so that we can optimize the existing electrical supply they have there and ensure that we can reliably deliver power to every one of their vehicles every time they need it.

So if we just move on to the next slide, we’re also going to have a look at some of the work we’re doing with parcel delivery companies. So we work with some global parcel delivery companies, including the likes of Amazon, DHL, Menzies and UPS. And on top of those, we’ve secured a trial project in California for another global delivery partner. So for this one, I’m going to introduce Amazon and use their case study to demonstrate some of the solutions that we’re delivering to them. So as you’ve just heard as well, Amazon is actually the largest electrification program in history. And we started working with Amazon back at the start of 2020 after they picked us from 13 other EV charging providers. So we’re just closing out our second phase of electrification for Amazon in Europe. And so far, we’re managing 5,000 charging stations at 88 depots across seven countries. So in terms of relevant scale, this is quite significant.

We move on to the next slide. So whilst we’ve seen relative scale in our electrification program with Amazon, they’re really only just getting started. So Amazon plans to have 10,000 new electric vehicles on the road as early as 2022. And then they’re looking to electrify all 100,000 vehicles by 2030. So if we look at what role EO’s played so far in Amazon’s electrification journey, we currently monitor the health and performance of all of their charging infrastructure across the whole of Europe, which includes up to 500,000 electric delivery vans. We’ve carried out the site design, the installation, a portfolio of grid upgrades on all of their depots, and we’re deploying our software into those sites so that their daily operations team can manage how those vehicles charge and ensure they’re getting what they need for every single delivery. We’ve recently agreed a three-year pan-European ONM contract with them as well, which is obviously really important to keeping their charging infrastructure online.

So moving on to the next slide, I’m just going to introduce another key route to market for EO’s fleet propositions and that’s through key partnerships with vehicle manufacturers. So a good example of this is our partnership with the Mercedes-Benz vans. So Mercedes-Benz actually supplied the majority of vans for Amazon’s first and second phases of fleet electrification. And they’re also supplying vans to the likes of Co-op, Hermes, DPD and Royal Mail are all starting to scale up their electric fleet plans quite rapidly. So I’m now going to pass you over to Keith who is going to run you through some of our other fleet segments.

Keith Watson:

Hi. Good day. My name’s Keith Watson. I’m head of eBus and eTruck here in the UK. As bus operators transition into zero emission fleets, at EO, we’re able to leverage on our success and learnings from e-fleet deployment and support packages. Battery electric, zero emission vehicles bring with them new challenges but many benefits for which EO is ideally placed to provide solutions and empower our clients. Charging infrastructure deployment and maintenance is somewhat daunting to our clients, but we’re able to support and manage that deployment from initial planning through [inaudible 00:24:01] and commissioning to operation and maintenance packages of up to 15 years. So EO’s capability and support helps take away the anxiety of electrifying their fleets.

The benefits of e-fleet whereby power trains are more reliable and more durable than traditional diesel drive trains provides operators with higher uptime and availability, which in turn requires gold plated service level agreements and uptime guarantees, again, an area where EO is leading the way and can maximize revenues. EBus in particular is an area where growth is rapid. Towns and cities have been driven to reduce CO2, NOx and particular emissions to reverse global warming and to improve their health. This rapid growth will see the majority of bus operators in the UK achieve zero emission fleets by 2035 with some cities such as London having aspirations to achieve this as early as 2030. This is well within the normal 15 to 18 year lifecycle of a traditional diesel bus and shows the commitment of governments to meet climate and health goals.

EO has established strong partnerships with key bus fleets, such as Go-Ahead, Metroline, part of ComfortDelGro and Stagecoach, where the realization of a strong relationship with a company capable of meeting their operational goals is key to their success. We’re now working together planning, deploying and supporting charging infrastructure at multiple sites benefiting from increasing number of POs and income. eBus is no longer a novelty or experiment. And it is important that scalability is considered whenever new depots are being planned. EO is able to look at the whole depot, and working closely with our partners, develop plans, so that infrastructure is scaled to ensure enough power is available at the gate that the depot infrastructure is deployed efficiently and that best value is achieved. Along with our service level commitments and operation and maintenance packages, we’re firmly establishing long-term relationships that will last the lifetime of the buses, which may in some cases be up to 20 years or more.

Next slide. ETruck in the next decade will see huge growth. In Europe alone, the [inaudible 00:26:19] group of OEMs are estimating the deployment of 40,000 eTrucks in the next four years and 270,000 on European roads by to 2030. All of these need a range of low to high power chargers installed. At this time, there’s virtually no charging capability for eTrucks. And like eBus in the early days, trucks will be seeded by OEMs at friendly operators. At EO, we’re establishing strong relationships with truck OEMs such as [inaudible 00:26:48], DAF, Volvo, who are providing contacts for deployment of charging infrastructure at their distributors. And we’re following their seeding programs to their customers. This is putting us in a prime position to gain market leadership in this fast growing-sector. There is huge opportunity for you to firmly establish itself, as we’ve done in e-bus, to meet the demand for high capacity depot, destination and trunk road charging hubs. [inaudible] has been recognized by the EU and the SCA group. In the next decade we’ll see a revolution in the deployment of e-trucks and infrastructure, which EO is ideally possession to serve and prosper from. Thank you.

Austin Hausmann:

Thanks, Keith. Now that we’ve talked quite a bit about where EO has been and the history of the company, I want to spend a little bit of time talking about the secular trends that are ultimately driving our growth as we move forward. Ultimately, electrification is a massive market, but when we look at this we see four unique pillars that are ultimately driving a lot of the industry trends, as well as the growth trajectory of EO.

On the left, we’re seeing global government intervention at a scale unlike anything we’ve ever seen before. And ultimately there’s two angles to this. The carrot and the stick. On the more punitive regulation side, we’re seeing federal, state and local governments banning petrol vehicles. And while the timelines may vary, the global ban of an internal combustion engine is inevitable. This is most true in the city centers where it matters most and emissions profiles are the highest. On the other side, incentives to transition to EV are at an all-time high. Last year saw a record number of incentives applied globally in this market. In the US we’ve seen the release of the largest charging incentive package ever with more to come in the future through the Build Back Better Plan.

While government intervention is imperative, it can’t support an isolation. We’ve seen a vast majority of global customers glean into private fleet decarbonization. And not only is this a corporate sustainability initiative, but it’s also a bottom line effort. Fleets understand electrification offers immense operational savings. And the only way to get there is through mass adoption. Additionally, as fleets are looking to plan congestion mitigation and city center congestion bans, ultimately the only way to get there is to start early. We have to make buying decisions on 10, 12, and 15 year asset lives, and they have to focus on electrification to be able to deliver ultimately in the markets that matter most to them.

The past 18 months have shown nearly every automotive OEM announced full electrification plans across platforms and portfolios. Historically, OEMs have lagged and the product offering and availability has been challenging for fleets. There’s a massive amount of pent up demand in this space, but this is quickly no longer becoming a hurdle. We’ve seen OEMs investing billions of dollars towards fleet electrification, including many of EO’s direct partners. It’s also important to remember that the fleet space is very different from the consumer public charging networks. These are most often a one to one vehicle relationship with their chargers, and these are high utilization applications. So as vehicles are built, dedicated infrastructure has to lead and be installed ahead of vehicle delivery.

One of the largest growing segments is actually happening with a unique combination of e-commerce and last mile delivery. The number in size of packages that are showing up to our homes and business is growing exponentially. COVID has really shifted market and consumer demand. Ultimately, the increasing number of vehicles required to support the last mile is growing exponentially, but the number of miles is also increasing. So as we look back, these pillars are ultimately putting EO in the middle of a massive market jam where fleet electrification has to be led by infrastructure. And our focus on fleet gives us a direct one to one or better relationship with the number of vehicles that are being deployed. So now that we’ve talked about some of the trends that are driving us forward, I’ll turn it back over to Charlie to talk about the future of EO and what’s next.

Charlie Jardine:

Thanks, Austin. Yeah. If we go to next slide. Obviously, next year is a really exciting year for business as we look to complete the business combination agreement with FRSG and become a public company. We’ll have the capital to go out and accelerate what is now Europe’s leading fleet charging provider into a global player. To complement that, of course we’ve got new products and technology, which I’ll cover shortly. More people, so of course the business needs to grow. That’s led by our people.

So firstly, into Europe, North America and Australia, New Zealand. New territories, I just mentioned, but of course, as Austin’s described, we’ve got a business here that is being really successful in fleet charging in Europe. Everything that we’ve and built is quite straightforward to transition into the North American market. And Tim and Austin are there leading the charge, as it were, and trying to develop our European relationships into North American relationships. Of course, brand is at the forefront of everything we do, and that will continue to be a big point of focus for us as EO.

Next slide describes some of the new charging stations that we’re launching. At the start of 2022 we’ve got two new charging stations. One for return to home fleet called the EO Mini Pro 3. And two, the EO Genius 2, which will be our return to depo charging product. These are both AC level two charging stations designed by EO charging and produced through our manufacturing capabilities.

If we go to the next slide, we have a new app that launches to complement the new range of hardware. The app, again, is designed for return to home fleet charging, but also has the ability to allow drivers to charge as they go on the move. The app will include the reimbursement feature we talked about earlier, as well as energy management, and a number of billing features perfectly suited for return to home fleets.

If we go to the next slide, we’re giving everything we do a facelift. So that’s the charges, that’s the app, and also the EO Cloud. The EO Cloud is the product that all of our fleet operators use to run their operations and their fleet. With that, and the relationships that we’ve got with our customers, we are setting up and we already run product management sessions with those customers to understand what are their needs today, but more importantly what are their needs tomorrow? On the left you’ve got a new fleet charging product launching, and on the right you’ve got the launch of our new e-bus and e-truck software.

I think it’s really important to articulate that EO is focused on fleet, but even within fleet you’ve got different verticals: van, truck, and bus. And whilst van is very different to business, trucks are more similar. But each of those operators, each of those customers, again, has very specific features that they need addressing. Our narrow focus on fleet allows us to get really deep into their requirements and ensure that we’re building best in class software for their needs.

If you go to the next slide, I want to talk about what’s been cooking in the R&D department. Of course, our experience with fleets means we know exactly what they want. A couple of weeks ago, we announced we’ve got a patent pending for ISO 15118 technology, where we can pull information directly from the vehicle on an AC charger, which allows us to get state of charge and vehicle ID. That information is absolutely critical as we start to think about our future energy management capabilities, deploying machine learning and AI into our scheduling algorithm that will allow us to schedule when we charge the vehicles, to ensure they’re ready by the morning, but at the cheapest price.

The new hub, EO Hub 2.0, again, it’s the brain of the depot. And the new hub will allow us to manage an unlimited number of OCPP charging stations in a single site. What we’re finding from working in depots where you have 200 or 300 plus is the depot of the future means lots of charges, a blend of level two AC, and level three DC across multiple distribution boards dotted around a very large facility. And the EO Hub 2.0 is designed to be installed by the incoming power supply to the site and talk to groups of charges around the depot distributing load to ensure that, again, the vehicles are being charged to the levels they need, but actually using the power the site has got rather than asking for a grid upgrade, which of course takes time and costs often a lot of money.

As we’ve already talked about, the platform is hard or agnostic, and we’ve got great partnerships with brands like ABB. We’ll leverage those relationships as we looked to build out our business across new territories, like North America and Australia, New Zealand. We touched earlier on the fuel card to the EO charge card that allows drivers access onto the public charging network, and allows them the ability to be reimbursed for charging on the go.

In e-bus, we’re seeing lots of opportunities for pantograph charging systems. So Keith mentioned one of our customers go ahead group, and currently commissioning the UK’s first pantograph charging system for an electric double decker. And there’s another project with a pantograph charging system also being commissioned in the new year. These charging systems are 450 to 600 kilowatts and they allow for vehicles being fully charged within 15 or so minutes. Of course, as we think about bus going forward, you’ve got a blend of overnight charging and now opportunity charging to ensure that these vehicles have sufficient juice to go out and execute their routes. Of course, fleet telematics remains an important part of our product portfolio. We operate here a telematics agnostic approach to ensure that as we build more customers we can integrate their fleet telematics solution into our platform.

If we go to the next slide. Again, I think we’ve talked probably enough about our plans for building out the business across multiple territories, but clearly where Europe is today, helped by government tailwinds, the market opportunity is immediate, so EO is going to accelerate its lead as the European leader in fleet charging by building an office in Frankfurt and Barcelona. Of course, Tim and Austin are leading the charge into North America. And Sam, who’s on your screen, is also building a business in Australia, New Zealand. With that, I’ll part you to Karen Tew, who is our CFO.

Karen Tew:

Hello. I’m going to take you through some of the key metrics that demonstrate what makes EO such an attractive investment, starting with an overview of the transaction. When nearing completion of a business combination with First Reserve Sustainable Growth Corp, the transaction represents an implied enterprise value of 685 million. At close, and assuming no redemptions by FRSG shareholders, EO will raise total gross proceeds of approximately 222 million, which includes around 150 million to fully fund our growth plans and to pay transaction fees and expenses, and is currently anticipated. This would result in just over $100 million of cash on the balance sheet.

Moving on now to valuation and benchmarking with our peers. What is very important to remember, we think, is that EO, in comparison to others in the fleet space, this is all happening now. And you can see this reflected in our operations and our cashflow profile. Everyone is talking about fleet, but we’ve actually done it. So EO in comparison to better known peers is valued at much lower multiples on a business with already more attractive fundamentals. We were EBITDA positive in 2020. We’re already generating revenues from fleet customers. And we can see significant opportunities for future value generation.

Next, I’d like to show you how attractive the unit economics are for easy fleet charging. Our financials are driven by the growth of an existing established business with very attractive unit economics. Our projections are built up from the bottom up to get to the numbers that we are sharing. All aspects of the business, from hardware and installation, to services and software, contribute to the bottom line today. What you can see here are significant upfront revenues from hardware and installation, followed by recurring revenues from software and services. If we look at an illustrative five year fleet turn key customer term, 70% to 80% of the revenues come from sales of upfront hardware installation, with the remaining 20% to 30% coming from software and services. But it’s those recurring revenues which generate almost 50% of the total growth margin over about a five year term.

Turning now to our growth. We’ve sold more than 55,000 charges to date, and we’re projecting significant future growth in turn key revenues based on our bottom up pipeline. So the business has evolved and expanded, but we’ve always had, as Charlie has said, a fleet focus, which is driving the continuing shift from sales of hardware to software and service. As you’ve heard from the rest of the team, the fleet market is growing fast, which supports our growth projections. But again, it’s important to note that our projections are underpinned by a tangible pipeline of customers, existing customers who are looking to continue their electrification rollout further in the future, or new customers who are currently in discussion with us.

We’re in a great position to scale up our existing operations. And with increasing numbers of charges connected to our platform, revenues from software and services will form a growing part of our revenue mix. You’ve heard about our entry into the US market, and obviously the US opportunity in particular is massive. By accelerating our entry into the US from an original target of 2024 to 2021, we would expect that the revenues that we currently forecast for the UA will also be brought forward, which we think de-risks to some extent these projections that we’re presenting here. I’m going to hand back to Charlie now. He’s going to tell you a bit more about our customer pipeline.

Charlie Jardine:

That’s great. Thank you, Karen. One of the things we love about the fleet business model, of course, as we’ve tried to articulate in the presentation, is the relationships you get to build with these fleet customers. 85% of the logos on this page are existing EO customers. And when we understand from them what their transition plans are for 2022 and forward, of course, we’ve got a pretty clear picture around the number of sites that they’re looking for us to do next year, and again, into the future. When it comes to building up the pipeline, this is a ground up bottom up pipeline. It’s not a top down market’s moving this way at this pace and EO’s market share is X, and therefore we’re likely to do this. Again, it’s very much working with these customers, understanding their fleet deployment plans for next year, and again, aligning our pipeline and our revenue projections to that.

This is very much a real business that’s proved itself on a European stage with the likes of Amazon. Again, it’s the largest van and truck electrification program in history. There’s almost 5,000 vehicles across seven countries, and Amazon is using gigawatts of energy per year to refuel their vehicles so they can go out and deliver parcels. And EO is absolutely critical in ensuring that works successfully.

As we think about our partnership with FRSG again... I missed one of the slides on 33. I want to be clear that First Reserve provide us with a really good partner in our plan to grow the business over the next few years. They bring expertise of doing over 20 IPOs. They’re a really solid premier league private equity partner. And again, they’re working with me and the go forward chairman, Mark Joseph, and audit chair, Tom vonReichbauer, and providing me and the management team real support in executing our business plan. With that, I’d be very glad to take questions. Thank you very much.

Caldwell Bailey:

Thanks very much. We’d now like to kick off the analyst question and answer session. In addition to those members of the EO charging team you’ve heard from, Mr. Thomas Amburgey, a director of the board for First Reserve Sustainable Growth Corp. will be available to take your questions. If you’d like to ask a question, please indicate so by selecting the raise hand feature on the bottom of your window. If you don’t see the button, you can also press alt Y to raise your hand. If you’re unable to do either of those for any reason, please type question in the chat feature for those dialed in by phone only. You can also raise your hand by pressing star nine, and we’ll identify you by the last four digits of your phone number. We’ll aim to take all questions in the order received. Before asking your question, please make sure you are unmuted. We’ll pause for a moment to poll for questions. Our first question comes from Mr. Rob Wertheimer from Melius. Please go ahead.

Rob Wertheimer:

Hi. Could you talk just a bit more about the one to one relationship on chargers to vehicles, if I understood it right? Just the decisions the fleets are making on the AC versus, that mix you talked about on the fast DC? If there’s any direction in which that is shifting, that would advantage you or otherwise on how that make decisions AC DC fast versus level two. Thank you.

Charlie Jardine:

I’m going to say one thing, and then, Austin, you answer the question. Just as we think about it, to date about 95% of the charges we install inside our fleet customer’s depots at AC charging. And that’s typically because vans and actually trucks, they are doing short mileage, but parking up at depots for long dwell times. So yeah, several hundred miles, but parking up for eight to 12 hours. And that’s why AC charging is perfect. And that’s exactly why you have that one to one ratio, because vehicles come back, plug in, walk away for eight to 12 hours. And by the time the driver returns, the vehicle’s fully charged. As we look to bus, for the most part that’s DC charging bigger vehicles. Not so much bigger mileage, but bigger vehicles with shorter dwell times. And that’s where you need the quick top up. And that’s why DC charging is perfectly suited toward bus operators.

Austin Hausmann:

Yeah. I think the key takeaway here is the compare and contrast between the public charge point operators and the low utilization rates. This is a very different model than deploying a handful of chargers in a public environment and waiting for the consumer to show up, and oftentimes opportunity charge as a balance to their home charging. These are dedicated fleets with dedicated infrastructure. And as Charlie mentioned, in most of these applications, particularly on the fleet and parcel side, it’s long dwell times where AC charging today worked very, very well.

Now, I think the unique thing about EO is, as we go through that fleet consultation on the front end, we ultimately help the fleets understand their needs now, but in the future. And oftentimes we’re seeing a mix of heavy reliance on AC for the overnight dwell time charging. And then a mixture of typically DC fast chargers that support inner day charging or opportune charging for second routes or a midday return to depot operation.

Ultimately, the EO Hub gives us the ability to manage all of this. So we can navigate through a variety of manufacturers and charging methodologies installed inside a single depot. And it’s a turnkey seamless solution for the fleet that ultimately has to be tailored to their unique duty cycle, whether that’s more frequent operation or the typical long dwell time single route optimization.

Rob Wertheimer:

Those are helpful. If I can ask a follow up, can you talk a little bit about, at the extent you’re willing, unit economics on your AC charger? I don’t know if you have technical advantages versus others, or if it’s the network effect you discussed that run through a bunch of different activities or options at the site. Can you given any clarity on unit economics on software per site or per vehicle, if you think about it that way, hardware per vehicle and continuing revenue on the hardware per vehicle? Thank you.

Charlie Jardine:

Of course. If we can pull up the slide on the deck. Karen can take the answer to that question.

Karen Tew:

Hi. Yes. So we talked through this a little bit before, didn’t we? And what this is showing is your gross profit profile. If we look at a typical fleet customer, and I guess this is going to be in the return to depo type situation, typically the unit cost of the hardware, the installation, and any grid upgrades, on average might turn out to be something in the region of $10,000. So what we’ll see is that being the upfront revenue overall, and then we’ll get those ongoing revenues coming through over time.

So overall, we get to this 70% split, and the revenues coming through from those recurring revenues will be in the region of $300 to $500 potentially year on year that we’re seeing coming through on each of those. Obviously, it depends very much on the different sites, the different characteristics. If you’re looking at a return to home depot, it would be quite different again.

Rob Wertheimer:

Okay. Thank you.

Caldwell Bailey:

All right. And our next question comes from Noel Parks from Tuohy Brothers. Please go ahead. You’re muted, Noel.

Noel Parks:

Sorry about that. Hello. good morning. One question I had is, to the extent that in the fleet and depot market, there might also be initiatives going on as far as solar installation. Would you see a project like that as complementary to your business, or more something on a separate track not really interacting with your business model for most of your target market?

Charlie Jardine:

The way that we see it is, of course, we’re doing lots of grid upgrades. And of course, there’s a nice alternative to grid upgrades, which is battery storage. That seems to be the next logical step for us. And that’s one of the things that the hub will be able to do is look at, is there any onsite storage, and can we use that to charge the vehicles?

As we think about the depot of the future, storage plays a big part. Solar, of course, we think is nice to have. The amount of solar you can get typically on a distribution center or a depot is pretty irrelevant when you’re trying to put megawatts of energy into these vehicle fleets each day. Again, to your point, as we think about it, there’s a relationship between the charges and what we do and onsite storage. Maybe we take feed from the solar if it is available, but it’s part of our business model. It’s not intrinsically linked. Austin, it looks like you might want to add to that.

Austin Hausmann:

This becomes very imperative to the consultative approach. Ultimately, with some of the things that are integrating behind the scenes on the hub, understanding full building mode management is really, really key. There absolutely are customers that are leading with this. There are other customers that are lagging. But ultimately the software and hardware that we’re installing is more than capable of playing its role, and fleets are probably more and more turning to us for building mode management aspects as EVs tend to be the highest drawing mode on that facility as they get to scale.

Noel Parks:

Right. Thanks a lot. And then just a second question. As you’ve looked at your plans for geographic expansion, is there a risk since we seem to be heading into an overall inflationary environment, that the cost of the expansion could be more expensive than you plan? I wonder if you could maybe talk about some of the key assumptions that have gone into your expectations. I guess everything from facilities to staff costs and so on.

Charlie Jardine:

I’ll say one thing, and then maybe pass it to Austin. Obviously, our business is focused on providing turnkey solution. We have our own AC charging stations. However, we outsource manufacturing. Up to now, we’ve had a small in-house production facility, but moving forward, it’s very much outsourced to contract manufacturers. So from a sort of Cap Ex investment point of view, it’s a pretty capital light model. Again, as we think about deploying new projects, the way that we do our deployment is we have our own in-house design capability, we have project management, but we’re managing subcontractors.

So obviously as we think about expanding into new countries, whether it be into Europe or the US, of course, we can find subcontract partners and leverage their existing resource. The boots on the ground of course means, particularly in larger places like North America, means lots of people to service the whole country or region. And actually, that’s something that we are not doing. Again, we’re using our own project management resource to manage these contractors. So it’s pretty capital light overall. And yeah, again, that means that we can expand into new geographies, one, quite easily, but two, very affordably.

Austin Hausmann:

Yeah, I think the only thing I would add there, and this comes from the perspective of Tim and I sitting in front of many partners and customers over the last 43 days now, I think, is we’re being pulled very, very quickly. And I think what we’re seeing on the revenue side, both from an organic customer growth trajectory, but also some of the implications of the incentive packages and the Build Back Better plan that are being pushed, I don’t know that we’re overly concerned about inflation or increasing operating expenses. It’s more of a general acceleration into the market. And ultimately, we’re in a unique position of standing up a new market, but ultimately being able to rely on a tremendous resource that exists in the home markets and a lot of the skills and technical expertise absolutely translates to the global markets.

So there’s going to be a deep reliance on the technical staff out of the UK. Ultimately, the hardware plans are robust and don’t require significant investment to open new markets. It’s a global platform. And that’s particularly true on some of the recurring revenue pieces. And as Charlie mentioned, this is going to be a very partner heavy approach. The US is a vast market and I think Sam would say the same about APAC and we don’t pretend that we can own every single segment of this business and partners are really, really critical to that growth.

Noel Parks:

Great. Thanks a lot.

Caldwell Bailey:

And our next question comes from Chris McNally from Evercore. Please go ahead.

Chris McNally:

There we go. Unmuted. Thanks so much team for taking the question and Charlie, thanks so much for the presentation. My question’s around the US rollout. And it’s pretty exciting to hear that it potentially, pulled forward obviously a couple of years, could you talk about the biggest risks to entering the US? Obviously we’re at a point of great change. It almost seems like a land grab given the amount of money that potentially is going to be thrown at it from the Biden Infrastructure Bill. So anything around the puts, takes. I think we know the opportunity, but maybe some of the risks and challenges over the next couple of years of hitting some of those US numbers you threw out there.

Charlie Jardine:

Tim, do you want to jump in on that?

Tim Weaver:

Yeah, absolutely. We certainly spend a lot of time talking about those tailwinds. There obviously are challenges that are there throughout. I think we can look to Europe, which is depending on which state you’re making the comparison, three to five years ahead of where we are in the States to see where some of those challenges lie. I think the biggest one I would point to is the availability of vehicles, particularly in the commercial space. The availability in Europe is just superior to what we’ve seen. We believe that, with the recent announcements by the OEMs, obviously the demands on the customer side, and naturally all those incentives coming out of DC and the state level, you are going to see a lot of availability and that challenge will be met.

Additionally, supply chain issues. We’ve seen global shortages around chips, which certainly affect infrastructure and charging and the vehicles themselves. And then I would point to the infrastructure market and the charging market that again, says fleet a lot, screams fleet in some cases, but doesn’t really have a lot of deep experience in doing so. So I think it will take some time for those who are truly dedicated to fleet infrastructure, to separate themselves from others who may have a lot of experience near fleet, but not with fleet.

Chris McNally:

It’s a great point. We just got off an ESG panel talking about commercial vehicle trucking and the path to electrification and charging came up, it seems like every couple of minutes. But on that path, if we take the premise that maybe everyone is early and commercial vehicles are so early in the path of electrification in the US, does EO feel like they are in the same RFPs as some of the guys who’ve been in the US just as long, meaning you’re at the same starting point, or are you sort of knocking on doors for the first time, and it’s a little bit of catch up so that even entering the market now, it may take... We should still keep a year or two of time in mind before we start to gauge your progress? Just really trying to understand where you are in even the bid process for some of the other big guys.

Tim Weaver:

Yeah. That’s a great question. We’re ahead of the others. And again, it’s just being drawn in by our existing fleet partners. There are certainly some RFPs that we’ve already submitted where we have our finger on the pulse of what’s taking place. Where my smirk comes from is that, in a lot of cases, we’re creating that pulse with our fleet partners, helping them with those RFPs and even in some direct contract negotiations. So I think to summarize your point or to mirror that back, it appears that EO is new to the US and in some cases that’s true, but because of all the deep relationships with the European fleets, we actually have a significant advantage over others who are new to fleet in general.

Chris McNally:

That’s great. And then just last one for Tim. Everything that we know right now, I know the details are being released sort of every day on Biden and the seven and a half billion for infrastructure. Could you just give a sense for how you think that process is going to roll out. Does it seem like it’s going to be orderly and that’s going to be a benefit to getting this near term? I think it’s five billion to the states and two and a half billion to local, just how you see the stimulus money affecting EO and then thanks so much.

Tim Weaver:

Sure. Yeah. In general, I think you can look to the lessons learned with the Recovery Act and how the rollout of this Infrastructure Bill is taking place. Yes. A lot of it is coming from the federal directly. Some of that coming through states. There’s obviously, from EO, the money’s directed directly to charging are exciting, but also monies towards school bus, monies that go to the states, monies that can filter through CMAC and other local area developments. Anything that moves a vehicle also moves a charger. So everything that we’re tracking out of DC right now, they’re looking for, a hacking phrase, but shovel ready projects and those kind of programs that worked well in 2009 to 2012.

Chris McNally:

Thanks so much.

Tim Weaver:

Thank you.

Caldwell Bailey:

Thank you very much. And our next question comes from Philippe Lauwerys from Goldman Sachs. Please go ahead.

Philippe Lauwerys:

Hi. Thanks for taking the question. Maybe the first one just on you’re saying you have a leading fleet charging solutions provider. on what measure exactly is that?

Charlie Jardine:

Amazon’s the largest fan and truck electrification program in history, EO beat out a number of quite well recognized charging providers to secure that deal. If you then look at some of the other companies we work with, in the food space, food delivery space, you saw on Sam’s page, EO is supplying the majority of food retailers in the UK with charging infrastructure as their partner. And parcel, again, if we look at the logos on the page, these are global, but also European based parcel delivery businesses. I’m sure you recognize the names. EO is, is one deals and partnerships with those companies. So that’s more of a qualitative answer, but I think hopefully, quite compelling.

Philippe Lauwerys:

Thanks. And then just on the customer, what exactly is the payback of putting the infrastructure for the customer? How long would it typically be?

Charlie Jardine:

Well, our business model is not about funding the infrastructure and selling kilowatts to make return on investment. So we get paid up front. So we sell the charger, the install, the grid connection customer pays us immediately. And then we have the software and service, which is typically a three, five, or in bus, 15 year contract. And they pay us once per year for the length of the agreement.

Philippe Lauwerys:

Got it. Just in terms of getting the recurring revenue figure that you showed, think about 50-50 split. How much of that is already locked in today in the contract that you have?

Charlie Jardine:

Karen, do you want to say that?

Karen Tew:

Well, it will vary with different customers. I think we mentioned before, one of our large contracts, for example, with O and M is a three year agreement. And then others typically sometimes it’s three years upfront. We’ll recognize the revenue over that period. Others will look at an annual rolling contract. What typically happens with these fleet customers is they’ll start... Typically they actually start with some sort of pilot, then we’ll do a rollout across a handful of depots. And then, their electrification programs really start to take off and it grows over time. So what we might have is a really good deep customer relationship that we’ve built up. And then year on year, we’re going to be adding more chargers to our platform and those revenues will just grow over time.

And our experience to date has been that, once we’ve actually secured the business with that customer, then it continues. And not only where we are providing the hardware, as Charlie’s explained, our software platform is hardware agnostic. So, you might have a customer who wants to diversify their portfolio, potentially they may select a different hardware provider, for example, in a different territory, but they’re still looking to us to provide them with the software and the services across all of their portfolio. So what we’re finding is you’re just growing that state of connected chargers and those recurring revenues are growing year on year.

Philippe Lauwerys:

Thanks. Maybe one final one just on the competition, because we talked about a start point and others, but how do you think about competition versus maybe more traditional industrial players, ABB or Schneider, for example, which also is doing a lot on energy monitoring?

Charlie Jardine:

Yeah. We tend to partner with companies like ABB. So obviously, they’ve got exceptional hardware, they’ve got other services and products that they sell. But on customers we work with ABB to supply the DC equipment. We supply the installation, the grid up grades, the software, the ongoing service and between EO and companies like ABB, we deliver the customers exactly what they need and want. So I think on the hardware OEM front, again, partnerships as opposed to competitors. Of course you mentioned other names as well. Most of the other names, whether it’s oil backed charging companies or others, they’ve built businesses focused on public charging and they’re now seeing fleet as being super attractive and trying to pivot into fleet. So look, we’re not naive in the fact that everyone’s looking at what we are doing and what the fleet market’s doing and is going to focus on it too. But EO’s got a leading position. And again, that narrow focus on fleet just from a product and service point of view clearly is a big advantage.

Caldwell Bailey:

Thank you. And our next comes from Jon Lopez with Vertical Group. Please go ahead.

Jon Lopez:

Hi. Thanks very much. Did I get through okay?

All right, fantastic. Thank you. I had three, hopefully relatively quick ones, if I could. The first one, I think I saw you make mention several times in the deck to ride sharing services or at least one in particular. Do you consider that part of your fleet TAM and can you just step through quickly how you engage with ride sharing?

Charlie Jardine:

Sure. So we’re a partner to Uber in the UK. So obviously, their charging requirement is a kind of split of things. But with Uber, we are their home charging partner. So we supply and install charging stations on the driveways of their drivers. So that’s our relationship with them.

As we think about mobility going forward, it’s not been historically our core focus. I’m not saying that it won’t be part of our focus in the future and maybe Tim and Austin have a different opinion, but to answer your question, it’s not been a focus point for us.

Jon Lopez:

Got you. Understood. So, it sounds like perhaps that was somewhat of a one off?

Charlie Jardine:

Well, if it’s a nice return to home fleet model, if it’s still charger installation and some service. So I’m not saying we won’t be pushing that avenue moving forward, but yeah, we do work with taxi operators, like LEBC, London’s Black Cab Manufacturer. So yeah, we do have partnerships in that same vertical, but it’s not cool.

Jon Lopez:

Understood. Okay. Thanks. My second one. I’m sorry. I wanted to come back to your planned entry into the US, just to make sure I understand, I guess, the logistics. It sounds as though that those efforts have already begun. I think I heard you reference 2021. So when you say you’ve entered, I guess what does that actually mean? Is that commentary principally on customer engagement? In other words, do you have any mandates yet in the US?

Charlie Jardine:

Tim, Austin?

Austin Hausmann:

Yeah. So I think ultimately Tim and I have been on the ground for about a month and a half now. And that has been both a combination of standing up the operations here, all of the fun stuff to what does an office look like, and that side of it, but has been very heavy on partner and customer engagement. So ultimately, the partner heavy model translates very well to the states and Tim and I have a lot of those relationships with EPCs, O and M providers in the groups that are ultimately going to be business development avenues for us, as well as executional avenues. But this has also been a very heavy focus on major strategic fleets here in the states. So it is very, very early in that engagement. But I think if you look against what the past projections were, it’s ultimately pulling it in and accelerating plans to roll out here. And we think 2022 is going to be incredibly interesting. And we’ll have a couple months start here from the activities in ‘21.

Jon Lopez:

Got you. Understood. So it sounds like what you’ve done so far is just basically laid the groundwork. And I think I heard you say during the presentation, this was initially expected... You weren’t planning on doing this for several years. I think I heard you say 2023. I guess I’m wondering what changed, like what prompted you to do this sooner?

Charlie Jardine:

Yeah, so 2023 is when we were planning to. A lot of our customers are global. And one thing that we are finding is, whilst hardware and installation and grid are often sourced locally, actually software and service is something that companies are actually investing in, building those relationships with people like EO, because to create a great fleet product, we have to integrate with telematics, vehicle scheduling software, internal security systems, the operational teams on the ground. And when things go wrong, how does it work? And so there’s quite a lot of investment on our and the customer side to ensure that software product is optimal. And therefore, when we come to thinking about, or at least when our customers come to thinking about, how do they do what they’ve done in Europe, in North America, clearly one of the questions is, “EO, what are you doing?”

So, saying no to conversations like that doesn’t seem like it’s the right thing to be doing, particularly as we’ve got this pending spec transaction happening and actually the opportunities now. So let’s jump on it. And yeah, to answer your question, EO was being called for, and we absolutely have jumped on the opportunity and starting to build out the team.

Jon Lopez:

Okay, understood. So, sorry, not to put words in your mouth, but it sounds like perhaps what happened here is, customers with a US footprint have begun the process of trying to sort these things out and asked you to partner with them, or at least help them think through these dynamics in the US, as you already have done in Europe. Is that sort of a fair characteristic?

Charlie Jardine:

That’s correct.

Jon Lopez:

Got you. Okay. And sorry, I apologize for all the questions. My last one, just a numbers question. I think I heard you in the walk talk about a roughly $10,000 installation. I’m assuming that’s per a single charger, but sorry, correct me if I’m wrong there. And then on the back of that recurring of perhaps 3 to $500 annually, what exactly is that second bucket comprised of? Is that a license component in addition to some maintenance contract or are there other components to that, that I’ve missed?

Charlie Jardine:

Yeah, that is software and service. So those two are intrinsically linked. The software is what the fleet operator uses to manage their charging in a depot. The service is that maintenance and support to ensure that those chargers continue to work reliably. And so, as we think about it, you can think about 70% being the upfront. So Karen said hardware installation, good upgrades, but also project management. And then the 30% is that reoccurring revenue from software and service, it is over five years. Just to be clear.

Jon Lopez:

Yep. I got you. Over five years. Understood. Okay. Thanks very much for all the thoughts.

Caldwell Bailey:

Thank you very much, Jon. Our next question comes from Antoine Brégeaut from BNP. Please go ahead.

Caldwell Bailey:

All right. We’ll move on. We actually have a question from Jason Kenny on the chat line. Jason Kenny of Santander. Jason asks, “On the eBus and heavy vehicle rollout ambitions, could you talk about the potential risk of material hydrogen refueling build out for back to base local authority or urban heavy truck and bus fleets? Will this temper the upside for that area of the business medium term? I do appreciate that hydrogen is unlikely to impact your charging model for light vehicle, van and electric vehicles, less than two tons.”

Charlie Jardine:

Thanks.

Keith Watson:

I can answer some of that. In bus, we are actually expecting hydrogen to take about 10 to 15% of the market. And that’s really particularly for longer distance routes. But as battery electric and the battery density and power increases, then I think that’s a reasonable assumption to take going forward. We’re also seeing in truck that some OEMs are starting to introduce hydrogen as a range extender. So the vehicle’s basically a battery electric truck, but they’ve got some hydrogen on board to increase its range by 10, 15% or so.

When it comes to light vans, that’s not my cup of tea I’m afraid. I don’t understand that one. Maybe Sam has got an answer on that one.

Sam Steele:

Yeah. Thanks Keith. On the light vans, I think we are still likely to see battery electric dominate in the short and certainly medium term. We haven’t seen a lot come out of the OEMs on the hydrogen space and most of the OEMs we work with and we see our fleet partners procuring, they have pretty strong battery electric development pipelines, and that doesn’t look to be changing.

Caldwell Bailey:

All right. Thanks very much. And Antoine has asked his question on the chatline as well. “Could we have a feel of the lifetime of your hardware? At what point should we take into account this sort of additional replacement revenue that could be possible?”

Charlie Jardine:

So AAC level two, the ones that EO manufacturers, standard warranty is three years. Normally, we extend it to five years for customers. We have extended warranties to 10 years. So the product’s designed to last 10 years. Obviously EO started in 2014. But yeah, that’s the typical warranty period. And we’re happy to support that.

Keith Watson:

I could maybe add that large DC chargers and first life is 10 years, but you can have a major overhaul of the unit at 10 and then it will continue on for another 5 or 10 years. But as chargers become more of commodity, they’ll come a point where the decisions got to be taken, is it better value to go for a new one at year 10 or to do the refurb?

Caldwell Bailey:

All right. Thank you, Antoine. We have a follow up question from Rob Wertheimer from Melius. Please go ahead.

Rob Wertheimer:

Hi, thanks for the follow up. I’m sorry for this, but a couple of basic questions and you’ve touched on some of these throughout, but I want to make sure I understand it properly. On kind of network effect, is it fair to say that at a depot there’s a strong incentive for your customers to use only you just given all the balancing and cross vehicle, across whatever, charging effects? And then does that extend across the customer’s networks, across multiple sites, if you see what I mean, are you typically exclusive? Is there a strong technical reason for you to be exclusive?

Charlie Jardine:

Yeah. So the way it normally works is two things. One, you wouldn’t, and some bus operators have done this, but you wouldn’t and you shouldn’t have two suppliers in the same depot because to your point, you’ve got different software, you’ve got different load management capabilities and different service providers doing maintenance. It’s very messy.

Second part is what we are seeing and what is more common is fleet operators wanting to come to one person for software and service, but then dividing the other bits, which are hardware installation and power upgrades or grid upgrades to different vendors. And that’s, I guess, for a couple of reasons, one, because it de-risks the supply chain. Two, because if you’re planning a pan-European rollout, you probably need to look to localize providers or sometimes you do. And, again, like in our case, Amazon, for example, initially they procured different hardware. So EO for UK and Ireland, third party for Spain, Germany, France, and Italy. However, they wanted all of that hardware on the EO cloud software platform. Because, to my other point, operationally, it’s much more easy to use one piece of software, particularly as you’re doing lots of integration to make the platform work seamlessly.

So yeah, that’s how we’re seeing it. And we’re with some of our other parts of companies, we’re now being asked to onboard sites that were installed by a former charging supplier where they’re being left down and they want a software and service provided like EO to pick up the sites and provide them the software and service they actually need. Yeah, I think, unless anyone else from EO side’s got something to add, I think that’s right

Karen Tew:

It also is probably worth thinking about to the extent that they’ve got other software or other systems that they’re wanting to integrate with, to the extent that those are potentially deployed nationwide. If they come to us and we have integrated their telematic system in one country, then we can simply in integrate that into a different country. If you’ve got lots of different providers, it just becomes quite bitty and messy. And then as they grow and develop, they can work with us across their portfolio and across their different sites. And I think we’ve already seen that in with Amazon, Sam, and that’s just a much more efficient and easy way for them to operate going forwards.

Rob Wertheimer:

That’s wonderful. Thank you. If I may ask my other one, which is a little bit related, you’ve talked about out this throughout the presentation, but if you were to simplify and say, “Here is what our competitive moat is,” it largely market and vertical experience because depot charging is just is a good market? Can you maybe talk about whether it’s depth of experience there versus maybe other competitive moat you may have in technical design of AC charging or in superiority of software solutions? Maybe just if you gave a two minute response to that, what would you say your motive is? Thank you. And what’s important?

Charlie Jardine:

Yeah. I mean, I’ll pass it to Austin and Sam to talk about the technical and service piece, but look, I think it’s clear having a first move advantage in this market is really important because with ... we’ve just talked about it, but with the software particularly, software and service, these things are being integrated into these businesses’ operations.

Once you’ve done that with one supplier, doing that with someone else, it is not something that these fleet operators want to entertain. So you have to get in, do a good job, integrate software, and you are buying long term security. So yeah, first move, that advantage definitely has a big part to play. But yeah, again, like if we think about the customer wins that we are now getting, yeah, we are picking up sites where our competitors have let the customer down, don’t have a market leading software and service proposition. We’re now being called upon to onboard those charging stations to our platform and provide what we do best, which is software and service. And so that is our USP. It’s the combination of software service guaranteeing network uptime. And that’s what customers buy from us today.

Austin Hausmann:

Yeah. I think stepping into of the US market, I’ll give you the initial partner and customer perspective that we’ve seen. Ultimately, one of the pieces of feedback that we’ve gotten is the software platform and load management is unlike anything they’ve ever seen. And the sophistication that goes into that requires years and years of development.

But it also requires doing this at scale. So theoretically, developing software is part of the equation, but deploying this across the number of countries, the number of depots, and at the scale that we’ve done this, some of the European depots have hundreds of vehicles in them. And that is a very different approach, particularly than what we’ve seen here in the states in terms of fleet adoption rates. And it’s a challenge that can’t be taken lightly and EO has done that and has done that for years now.

I think the other thing that’s important to remember about the fleet space is these groups are buying reliability. Ultimately uptime is what matters most, whether that is students on a school bus or a truck full of groceries, or the parcels delivery chart that has the golden package on board. These suites want uptime and they want to ensure that this works every day, that they’re using it. And I think that is a stark comparison to a lot of the groups that have deployed public facing infrastructure, where if the charger doesn’t work, you unplug and move over to the next stall down or the next stall down or go to the next shopping center to charge. It’s just not an option in this space. And so I think if you look through some other reliability and uptime statistics, that becomes an incredible value prop, but it’s not something that can happen by accident. There’s a lot of strategy and, and competitive advantage that’s gone into that development. Sorry, Sam, I cut you off there.

Sam Steele:

No, that’s fine. I think it summarizes well what I was going to add. I think Rob, yeah, the experience is of course important, but the technology has really been what’s enabled that experience. So in the upfront engagement, if our solutions have a modular architecture, which means we can deploy much more cost effectively at scale, and then with that scale, our load management enables us to put 10 more or 20 more vehicles on fleet and that depot without upgrading their power supply, then, then you’ve got a really competitive advantage there.

Caldwell Bailey:

And our next question is a follow up from Noel Parks of Tuohy Brothers. Please go ahead. Noel, you’re muted…

All right. Well, our next question then comes from Jon Lopez as a follow up from Vertical Group. Please go ahead.

Jon Lopez:

Hi, thanks very much for tolerating one or two more quick ones. The first one, I was hoping you could talk a little bit about utilities. In Europe, they’ve been actually quite aggressive in building out EV charging footprints. Not so much here in the states at least thus far. I guess I’m just wondering how you view utilities. Are they primarily from your perspective focused on public charging for PVs and so sort of outside your primary area of focus, or do you see them as potentially longer term problematic as they begin to focus perhaps more on the fleet side?

Charlie Jardine:

So there’s an American answer and a European answer. So, I mean, Austin, do you want to take the American answer?

Austin Hausmann:

Yeah, I think this is a question that we’ve seen a lot over the last 30 days in various panels. And I think ultimately that consensus from every group that we’ve talked to is the grid is suitable for the foreseeable future here in the States. Now we all know that it is held together with sticks and stones, and ultimately grid upgrades are going to be absolutely necessary for the large scale adoption that we’re talking about.

I think one of the unique things about delivery fleets particularly is the overnight wall time. So as the US grid demand starts to fall off, we can tailor our demand to come online and ultimately having the pulse of all of the load management and being able to shift significant loads of demand is going to be beneficial to the US grid, not necessarily a drain. And then I think if you follow some of the recent announcements, some of our work in V2G ultimately the product that we’ll bring to the States from day one will be fully V2G-compatible.

And so, at some point, maybe in the not so distant future, we see this rolling level of movable battery storage becoming supplemental to the grid and actually being able to backstop it as well as being one of the significant drivers for demand.

So, I think in summary, yes, the US grid has its challenges. I don’t think we’re going to see significant problems for the foreseeable future. And at the point at which EV adoption starts to outweigh the availability of the US grid, our ability to manage rolling assets of energy storage is going to be very, very impactful, both for the grid and for the customer base.

Jon Lopez:

Thanks very much. I apologize. I probably asked the question poorly. I was actually less focused on perhaps the grid becoming a rate limiting factor for you and more on the utilities’ appetite to cell charging, and/or perhaps supplant what you offer on the fleet side somewhat, I think, akin to what they’ve done in Europe on the passenger side.

Austin Hausmann:

Yeah. At least sitting here today, I don’t see a dynamic where utilities become a competitor to EO in the near future. All of what we’ve just talked about, they certainly have their hands full. I think ultimately one of the utility perspectives that we’ve gotten is electrification is actually a great revenue stream for them. So all of the diesel vehicles that are driving by their power plants every day are lost revenue. And ultimately, this becomes the single biggest revenue source for them very, very quickly, and one that is 100% incremental to their current work.

So we have been deploying infrastructure here in the States for I think 11 years now, and almost unequivocally, when you turn to the utilities and say that you need a great interconnection upgrade or you’re bringing additional demand to them, you’re met with open arms. Now, they have their hands full. Sometimes these time horizons tend to creep and they’re trying to do everything they can, but ultimately they see the revenue generation possibilities are there without having to own the infrastructure or necessarily being a frontline competitor.

Charlie Jardine:

We see them in Europe, obviously to your point, and they’ve historically focused on public charging. Clearly they’re looking at the fleet space. They’ve always liked the CPO model where they fully fund the assets and look to take utilization risks to make their return on investment. I haven’t seen anyone do that in fleet, at least do it visibly. So I think the short answer is we’re not sure. Obviously, we compete against oil-owned and energy-owned charging companies and yeah, broadly they’re competitors, but they’re not really fleet specialists, at least at this point.

Jon Lopez:

Gotcha. Okay. That’s really helpful. And sorry, my very last stupid question, which is obviously saying quite a bit from what I’ve asked so far, is if I look at your deck, it looks like you’ve got your charging ... your charger count, excuse me, in 2022, that increases by a little less than 40% that drives a 200% change in revenues. Why is that?

Karen Tew:

What you’re seeing there, it’s ...

Charlie Jardine:

Go ahead, Karen.

Karen Tew:

So what you’re seeing there is the ramp up in our fleet customer base. So each of those fleet customers ... we talked about the unit economics. Each of those fleet customers, the unit revenues are going to be considerably higher than a non-fleet customer. And as the fleet business starts to grow, then our expectation is that our overall revenue start to go. So it’s not a linear relationship between the two. So currently in our portfolio, we’ve got a number of sort of smaller sales that we will have made over time, either on these sort of small pilots that we’ve had or reflective of the fact that the fleet business is really expected to start ramping up from 2022 onwards. So you just do get that leap up in revenues, which is probably something different to what you might see with some of our competitors, because it’s not just linked to the sale of an individual charger. It’s all of the extra revenues that come with that.

Charlie Jardine:

Yeah. Just to help that as well, obviously you’ve got bus and truck. So bus and truck are a big part of our plans 2022 onwards. And with that, you’ve got DC charging stations, not manufactured by us. And of course those bus projects because they are high-powered DC charging and a lot of them. They do drive higher revenues on a per unit basis. So yeah, just underscoring Karen’s point.

Jon Lopez:

I see. Okay. Really helpful. Thanks again for the thoughts.

Caldwell Bailey:

We had one more question coming in from the chat. You’ve spoken a lot about Europe as well as the US, but showed on your map slide. You also had Sam in APAC. If you could just give us a little bit more color about what plans are there or timing there.

Sam Steele:

Yeah. So for APAC, we’ll launch in full January, February, so the very start of 2022. In terms of the plan and model there, we’ll look to replicate exactly what we’ve attempted to articulate in this presentation. So we’ll set up distribution channels for our hardware products, of course, but the focus will be very much following some of our existing customers and partners from Europe to develop the same business relationships to deliver the bus fleets and light vehicle fleets in those regions as well.

Charlie Jardine:

So I think just to help that as well, obviously, New Zealand and Australia are the immediate focus for 2022. As we see success in that marketplace, APAC becomes more of an interesting target. Some of our best operating customers have strong presence in places like Singapore and with our model being follow the customer, that’s what we’re trying to do.

Caldwell Bailey:

All right. Thank you. And we did have another follow up on the chat from Rob Wertheimer of Melius, “Could you just discuss briefly the competitive landscape in fleet and depot charging, if you’d be willing to?”

Charlie Jardine:

Of course. Look, again, as we’ve tried to articulate in the presentation, there’s a number of charging providers who focus on charging. What you are finding now with the help of charging companies going public, you’ve got this landscape appearing, and EO doesn’t do public charging. It’s not what we do. We haven’t built a business in public charging and now looking at fleet going, “Wow, that’s attractive.” We started doing fleet on day one. That’s what we do. Products have been built for fleet services have been built for fleet, and that’s why we’ve got such a strong position. So yes, there’s other companies, whether it’s oil-owned, energy-owned, independents, who you’ve probably seen at similar presentations to this coming at the fleet market, but they’re not purists.

Caldwell Bailey:

Thanks very much. And our next question comes from Philippe. It’s a follow again from Philippe Lauwerys from Goldman Sachs. Please go ahead.

Philippe Lauwerys:

Thanks for taking my follow-up. Just a couple of detail questions on your customer. You’ve given the numbers on customer concentration in terms of how much of top 50 is a percentage of total today.

Charlie Jardine:

Karen, have you got stats live?

Karen Tew:

No. I mean, I think as our fleet customer business starts to grow ... at the moment we’ve got ... we’ve talked about one major fleet customer we’ve got, and then we’ve got a number of other fleet customers. We would expect those to grow time, to become more diverse. I’m afraid can’t give you that particular stat. What we can say is that we aren’t reliant on a significant portion of customers over time. We will ... we’re going to grow that fleet business. I think the chart which Charlie showed, you could see a vast number of logos on that page, all of whom we’re talking to over time. And we’ve got customers in different geographies as well, so it’s actually probably a little bit difficult to sort of be more precise than that.

Philippe Lauwerys:

Thanks. And just in terms of ... as a follow-up to a previous one, just fleet versus non-fleet today. Where would that be at?

Karen Tew:

Probably historically we’ve been something like 50% fleet and 50% non-fleet. We’re expecting the fleet part of our business to be ... or it’s already growing to give significantly more this year and into the future. So it will move towards higher than 80% of our total revenue base over the next few years.

Philippe Lauwerys:

And just one final one from me on gross profit margins. And I might have missed this, but you have it relatively stable around 30% in your projections over the next five years, but you also have a more mixed shift towards the software and the recurring services. So shouldn’t that normally be going high over time? Or how do you think about that?

Karen Tew:

Yeah, I mean, but we expect it actually, funny enough, to start to tracking up higher than that beyond that point. What we’ve seen is historically where we’ve had hardware sales in our early years before the fleet turnkey business really started to take off, those hardware sales, typically you’ve got margins in the region of 40% or above. Then our fleet customers have ... our fleet customer business has started to grow. A proportion of that fleet business is the installation and the grid upgrades piece, all of that subcontracted. So we’ve got lower margin coming through from those sort of fairly high revenue ticket items. So the mix, the overall sort of average of our revenues starts to come down as the fleet business starts to ramp up again it stabilizes then as our fleet business grows. And then as the proportion of our revenues, which are coming from software and services, starts to grow as we have more and more charges on our platform, those are bringing in higher gross margins, so we would expect over time that the revenues will start to climb again.

But we’ve also been really quite prudent I think in our forecast going forwards. We have anticipated a potential commoditization on the hardware side, as the whole EV charging space starts to develop and as the technology develops and then maybe starts to stabilize. So we have built into our projections some fairly prudent views on what gross margins going to do over time, certainly in terms of the hardware margin going forward.

So, what we’ve got is this mix of an initial ... a bit of a dip from that fleet business, the third party subcontracted business coming in, and then we start to see over a period of sort of maybe four or five years, we start to see those gross margin software and services revenues really starting to make an impact. And then we’d expect to see actually probably our gross margin overall start to increase over time.

Caldwell Bailey:

Thank you, Philippe. And our last question on our queue right now comes from Daniela Costa from Goldman Sachs as well. Daniela asks, “You said the fleet management side of revenues will start to show more post-2022. Given you’ve been around since 2013, why are fleet revenues just starting to impact now and in ‘22?”

Charlie Jardine:

We started the company 2014. We started building our first product in 2015 and launched in 2016. And the fleet business is behind consumer. Consumer market, say, cars, mostly being sold direct to consumers is where the market has been, or at least it where the market was. And it’s in EOs early years, we’ve always had a fleet focus and as more fans now buses and shortly trucks are coming to market, the market for fleet is growing. And again, 59% of vehicles on the road are owned by businesses, and therefore it will be the most exciting high growth part of the market. So it’s not a ... I think it’s an illustration around the market and its maturity more than EO itself.

Caldwell Bailey:

Thank you very much, Daniela. We have no more questions in the queue. And at this point I would just like to turn it back over to Charlie Jardine, CEO of EO for some closing remarks.

Charlie Jardine:

Yeah. Thank you everyone for joining. Thank you for the good questions. Hopefully that was helpful. Look, we’re very excited about what is in store for EO charging next year, and look forward to seeing you again soon. Thank you.

Caldwell Bailey:

That concludes our event. You may now disconnect.

Forward Looking Statements

The information in this transcript includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this transcript, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this transcript, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this transcript. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this transcript are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this transcript, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and= its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F 4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this transcript is not incorporated by reference into, and is not a part of, this transcript.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.